Via Facsimile and U.S. Mail
Mail Stop 6010

October 5, 2006

Mr. J. Michael Lauer
Executive Vice President and Chief Financial Officer
MGIC Investment Corporation
MGIC Plaza
250 East Kilbourn Avenue,
Milwaukee, WI 53202

Re: MGIC Investment Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 001-10816

Dear Mr. Lauer:

We have reviewed your July 14, 2006 response to our June 23, 2006 verbal comment and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and analysis of Financial Condition and…, page 36

Results of Consolidated Operations, page 41

Losses, page 45

1. As was requested in our June 23, 2006 verbal comment, please provide us revisions to the disclosures proposed in response to prior comment one that discusses the reasons why you "decreased claims rate factors in all areas except the Midwest, which had a modest increase in rates". In this regard, it would not

appear sufficient to solely indicate that "[f]ewer delinquent loans resulted in a claim".

Critical Accounting Policies, page 56

2. In the disclosures you proposed to prior comment two about loss reserves, you only discuss "a $1,000 change in the average severity factor combined with a 1% change in the average claim rate severity factor" and you indicate that "it has not been uncommon for the Company to experience variability in the development of the reserves at this level or higher". As higher variability has not been uncommon, it does not appear that the proposed disclosures sufficiently addresses the reasonably likely changes in the key assumptions underlying your estimate of loss reserves. Please provide us revisions to the proposed disclosures to qualitatively and quantitatively address the other reasonably likely changes. In this regard, it may be appropriate to discuss the changes that could result from different economic climates, such as when interest rates, unemployment rates or other relevant economic indicators are either stable, improving or deteriorating.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant